UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission File Number: 001-40816

_____________________

Argo Blockchain plc
(Translation of registrant’s name into English)
_____________________

Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Proposed Placing Retail Offer New Ordinary Shares dated 18 July 2023

THIS ANNOUNCEMENT, INCLUDING THE APPENDICES AND THE INFORMATION CONTAINED IN THEM, IS RESTRICTED AND IS NOT FOR RELEASE, PUBLICATION, DISTRIBUTION OR FORWARDING, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, THE REPUBLIC OF SOUTH AFRICA, JAPAN OR ANY OTHER JURISDICTION IN WHICH SUCH PUBLICATION, RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL.

FURTHER, THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY AND IS NOT AN OFFER OF SECURITIES IN ANY JURISDICTION.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION.

For immediate release

18 July 2023
ARGO BLOCKCHAIN PLC

("Argo" or "the Company")

Proposed Placing of and Retail Offer for New Ordinary Shares

Argo Blockchain PLC, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), announces its intention to conduct a non pre-emptive placing of a minimum of 47,750,000 new ordinary shares (the "Placing Shares") of £0.001 each in the capital of the Company (the "Placing").

The issue price for the Placing Shares is 10 pence per Placing Share (the "Placing Price"),  representing a discount of approximately 14 per cent. to the 30 trading day VWAP of the Company's existing ordinary shares for the period ended on 18 July 2023, and a discount of 25.92 per cent. to the closing mid-price of the Company's ordinary shares on 18 July 2023.

In addition to the Placing, the Company intends to make an offer on the PrimaryBid platform of new ordinary shares in the capital of the Company (the "Retail Shares") at the Placing Price (the "Retail Offer"), to provide retail investors with an opportunity to participate in the equity fundraise. A separate announcement will be made shortly regarding the Retail Offer and its terms.

The Retail Offer is conditional on the Placing, but the Placing is not conditional on the Retail Offer.

The Placing will be conducted through an accelerated bookbuilding process (the "Bookbuilding Process") which will be launched immediately following this announcement and will be made available to new and existing eligible institutional investors. The Placing is subject to the terms and conditions set out in Appendix 1 to this announcement (which forms part of this announcement, such announcement and its Appendices together being this "Announcement"). The Retail Shares will be subscribed for on the basis set out in the separate announcement regarding the Retail Offer released by the Company today, rather than pursuant to the terms and conditions of the Placing contained in Appendix 1 to this Announcement.

Rationale for the Placing and Use of proceeds

The proceeds of the proposed Placing and Retail Offer (together, the "Capital Raise") will be used to reduce the Company's outstanding indebtedness and to pursue strategic growth projects.

The Company currently has approximately £59.1 million of debt outstanding, including approximately £25.0 million owed to Galaxy Digital under an asset-backed loan and approximately £31.4 million of senior unsecured notes. The Company is confident that using a portion of the proceeds to reduce its indebtedness will be accretive to shareholders by reducing interest expense and strengthening the balance sheet.

The Company is evaluating a number of opportunities with power generators to help capture the full economic value of their stranded or underutilized energy. A portion of the proceeds from the Capital Raise will be used to pursue growth projects of this nature, which the Company believes will create long term shareholder value.

Details of the Placing

Tennyson Securities (a trading name of Shard Capital Partners LLP) is acting as the Company's agent (the "Agent") in connection with the Placing.

The Placing is subject to the terms and conditions set out in Appendix 1 to this Announcement.

The Agent will commence the Bookbuilding Process immediately following the release of this Announcement in respect of the Placing. The price at which the Placing Shares are to be placed will be the Placing Price. The book will open with immediate effect following this Announcement. The timing of the closing of the book, pricing and allocations are at the absolute discretion of the Company and the Agent. Details of the Placing Price and the number of Placing Shares and Retail Shares to be issued will be announced as soon as practicable after the close of the Bookbuilding Process. The Retail Shares will be issued at the same price as the Placing Price.

The Placing Shares and the Retail Shares, when issued, will be fully paid and will rank pari passu in all respects with each other and with the existing ordinary shares of the Company, including, without limitation, the right to receive all dividends and other distributions declared, made or paid after the date of issue.

Applications will be made (i) to the Financial Conduct Authority (the "FCA") for admission of the Placing Shares and the Retail Shares to the standard listing segment of the Official List; and (ii) to London Stock Exchange plc for admission of the Placing Shares and the Retail Shares to trading on its main market for listed securities (together, "Admission").

Settlement for the Placing Shares and the Retail Shares and Admission is expected to take place on or before 8.00 a.m. on 24 July 2023. The Placing and the Retail Offer are conditional upon, among other things, Admission becoming effective. The Placing is also conditional upon the placing agreement between the Company and the Agent (the "Placing Agreement") not being terminated in accordance with its terms.

This Announcement should be read in its entirety. Appendix 1 to this Announcement sets out further information relating to the terms and conditions of the Placing. Investors who have chosen to participate in the Placing, by making an oral or written offer to acquire Placing Shares, will be deemed to have read and understood this Announcement in its entirety (including Appendix 1) and to be making such offer on the terms and subject to the conditions herein, and to be providing the representations, warranties, agreements, acknowledgements and undertakings contained in Appendix 1.

This Announcement contains inside information for the purposes of the Market Abuse Regulation (Regulation (EU) No 596/2014), as it forms part of retained EU law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 ("UK MAR"). Market soundings, as defined in UK MAR, were taken in respect of the Placing, with the result that certain persons became aware of inside information relating to the Company and its securities, as permitted by UK MAR. That inside information is set out in this Announcement. Therefore, those persons that received inside information in a market sounding are no longer in possession of inside information relating to the Company and its securities.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
Tancredi Intelligent Communication UK & Europe Media Relations
Salamander Davoudi Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining facilities in Quebec, mining operations in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

APPENDIX 1 - TERMS AND CONDITIONS OF THE PLACING

IMPORTANT INFORMATION FOR INVITED PLACEES ONLY REGARDING THE PLACING

MEMBERS OF THE PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS ANNOUNCEMENT (INCLUDING APPENDIX 1) AND THE TERMS AND CONDITIONS SET OUT HEREIN (TOGETHER, THIS "ANNOUNCEMENT") ARE FOR INFORMATION PURPOSES ONLY AND ARE DIRECTED ONLY AT PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING AND DISPOSING OF INVESTMENTS (AS PRINCIPAL OR AGENT) FOR THE PURPOSES OF THEIR BUSINESS AND WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND ARE: (A) IF IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA (THE "EEA"), PERSONS WHO ARE QUALIFIED INVESTORS WITHIN THE MEANING OF ARTICLE 2(E) OF REGULATION (EU) 2017/1129 (THE "EU PROSPECTUS REGULATION") ("QUALIFIED INVESTORS"); OR (B) IF IN THE UNITED KINGDOM, 'QUALIFIED INVESTORS' WITHIN THE MEANING OF ARTICLE 2(E) OF THE UK VERSION OF REGULATION (EU) 2017/1129 AS IT FORMS PART OF UK LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (THE "UK PROSPECTUS REGULATION") WHO ARE (I) PERSONS WHO FALL WITHIN THE DEFINITION OF "INVESTMENT PROFESSIONALS" IN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED (THE "ORDER"), OR (II) PERSONS WHO ARE HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS OR PARTNERSHIPS OR TRUSTEES OF HIGH VALUE TRUSTS AS DESCRIBED IN ARTICLE 49(2)(A) TO (D) OF THE ORDER; OR (c) OTHERWISE, PERSONS TO WHOM IT MAY OTHERWISE BE LAWFUL TO COMMUNICATE IT TO (EACH SUCH PERSONS REFERRED TO ABOVE AS "RELEVANT PERSONS"). NO OTHER PERSON SHOULD ACT OR RELY ON THIS ANNOUNCEMENT. BY ACCEPTING THE TERMS OF THIS ANNOUNCEMENT YOU REPRESENT AND AGREE THAT YOU ARE EITHER A QUALIFIED INVESTOR OR A RELEVANT PERSON. THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT QUALIFIED INVESTORS IN THE EEA AND RELEVANT PERSONS IN THE UNITED KINGDOM. PERSONS DISTRIBUTING THIS ANNOUNCEMENT MUST SATISFY THEMSELVES THAT IT IS LAWFUL TO DO SO. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT AND THE TERMS AND CONDITIONS SET OUT HEREIN RELATE IS AVAILABLE ONLY IN MEMBER STATES OF THE EEA TO QUALIFIED INVESTORS AND IN THE UNITED KINGDOM TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH QUALIFIED INVESTORS IN MEMBER STATES OF THE EEA AND RELEVANT PERSONS IN THE UNITED KINGDOM.

THIS ANNOUNCEMENT (INCLUDING APPENDIX 1) DOES NOT ITSELF CONSTITUTE AN OFFER FOR SALE OR SUBSCRIPTION OF ANY SECURITIES IN THE COMPANY. EACH PLACEE (AS DEFINED BELOW) SHOULD CONSULT WITH ITS OWN ADVISERS AS TO LEGAL, TAX, BUSINESS, FINANCIAL AND RELATED ASPECTS OF A SUBSCRIPTION FOR THE PLACING SHARES (AS DEFINED BELOW).

THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES (INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA (COLLECTIVELY, THE "UNITED STATES"), AUSTRALIA, CANADA, SOUTH AFRICA, JAPAN OR ANY JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL OR REQUIRE A PROSPECTUS OR SIMILAR DOCUMENT TO BE FILED. THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN DO NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES, AUSTRALIA, CANADA, SOUTH AFRICA, JAPAN OR IN ANY OTHER JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL.

All offers of the Placing Shares will be made pursuant to an exemption under the EU Prospectus Regulation and the UK Prospectus Regulation from the requirement to produce a prospectus. This Announcement is being distributed and communicated to persons in the UK only in circumstances to which section 21(1) of the Financial Services and Markets Act 2000, as amended ("FSMA") does not apply.

The Placing Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or under the securities laws of any state or other jurisdiction of the United States. Accordingly, the Placing Shares may not be offered, sold or transferred, directly or indirectly, in or into the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in accordance with any applicable securities laws of any state or other jurisdiction of the United States. The Placing Shares are being offered and sold by the Company (A) outside the United States in offshore transactions as defined in, and pursuant to, Regulation S under the Securities Act ("Regulation S") and (B) in the United States only to persons reasonably believed to be "qualified institutional buyers" in transactions not involving a "public offering" within the meaning of section 4(a)(2) of the Securities Act pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. There will be no public offering of the Placing Shares in the United States, the United Kingdom, Australia, Canada, South Africa, Japan or elsewhere.

The Placing has not been approved and will not be approved or disapproved by the United States Securities and Exchange Commission, any state securities commission or any other regulatory authority in the United States, nor have any of the authorities in Australia, Canada, South Africa, Japan or any other jurisdiction in which a registration statement or prospectus would be required to be filed in connection with the Placing Shares passed upon or endorsed the merits of the Placing or the accuracy or adequacy of this Announcement. Any representation to the contrary is unlawful.

Persons who are invited to and who choose to participate in the placing (the "Placing") of new ordinary shares (the "Placing Shares") by making an oral or written offer to acquire Placing Shares, including any individuals, funds or others on whose behalf a commitment to acquire Placing Shares is given ("Placees"), will be deemed to: (i) have read and understood this Announcement (including Appendix 1) in its entirety; and (ii) to be making (and shall only be permitted to participate in the Placing on the basis that they have made) such offer on the terms and conditions, and to be providing the representations, warranties, indemnities, acknowledgements, undertakings and agreements, contained in this Appendix 1. In particular, each such Placee represents, warrants, acknowledges and agrees that:

1.    If it is in the United Kingdom it is a Relevant Person and if it is in the member state of the EEA it is a Qualified Investor, and undertakes that it will acquire, hold, manage or dispose of any Placing Shares that are allocated to it for the purposes of its business;

2.    it is acquiring the Placing Shares for its own account or is acquiring the Placing Shares for an account with respect to which it exercises sole investment discretion and has the authority to make and does make the representations, warranties, indemnities, acknowledgments, undertakings and agreements contained in this Announcement;

3.    it understands (or if acting for the account of another person, such person has confirmed that such person understands) the resale and transfer restrictions set out in this Announcement (including this Appendix 1).

4.    if it is a financial intermediary, as that term is used in Article 5(1) of the EU Prospectus Regulation and the UK Prospectus Regulation, that it understands that any Placing Shares subscribed for by it in the Placing will not be acquired on a non-discretionary basis on behalf of, nor will they be acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of securities to the public other than an offer or resale in a member state of the EEA to Qualified Investors or in the United Kingdom to Relevant Persons, or in circumstances in which the prior consent of the Agent has been given to each such proposed offer or resale;

5.    it understands that the Placing Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered or sold, directly or indirectly, within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States;

6.    it and the person(s), if any, for whose account or benefit it is acquiring the Placing Shares are either (a)(i) outside the United States and will be outside the United States at the time the Placing Shares are acquired by it and (ii) acquiring the Placing Shares in an "offshore transaction" in accordance with Rule 903 or Rule 904 of Regulation S; or (b) a
       "qualified institutional buyer" as defined in Rule 144A under the Securities Act (a "QIB") acting for its own account or for the account of one or more QIBs, each of which is acquiring beneficial interests in the Placing Shares for its own account (if acquiring the Placing Shares for the account of one or more other persons, it has full power and authority to make the representations, warranties, agreements and acknowledgements herein on behalf of each such person) who has executed and delivered to the Company and the Agent a US investor letter substantially in the form provided to it. and

7.    the Company and Tennyson Securities, a trading name of Shard Capital Partners LLP (the "Agent") will rely upon the truth and accuracy of the foregoing representations, warranties, acknowledgements and agreements. None of the Company, the Agent or any of their respective affiliates or any of their respective Representatives (as defined below)
       makes  any representation to any Placee regarding an investment in the Placing Shares.

IMPORTANT INFORMATION FOR PLACEES ONLY REGARDING THE PLACING

Details of the Placing Agreement and of the Placing Shares

The Agent and the Company have today entered into a placing agreement (the "Placing Agreement") under which, subject to the terms and conditions set out therein, the Agent has agreed, as agent for and on behalf of the Company, to use its reasonable endeavours to procure Placees for new ordinary shares of £0.001 each in the capital of the Company (the "Placing Shares") at an issue price for the Placing Shares of 10 pence per Placing Share (the "Placing Price"), with the number of Placing Shares to be determined following completion of the bookbuilding process in respect of the Placing.

The Placing Shares will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of £0.001 each in the capital of the Company (the "Ordinary Shares"), including, without limitation, the right to receive all dividends and other distributions declared, made or paid in respect of the Ordinary Shares after Admission (as defined below).

Application for listing and admission to trading

Application will be made for the Placing Shares to be admitted to the standard listing segment of the Official List of the Financial Conduct Authority (the "FCA") (the "Official List") and to be admitted to trading on the main market for listed securities of London Stock Exchange plc (the "London Stock Exchange").

It is expected that settlement and admission of the Placing Shares will take place on or before 8.00 a.m. on 24 July 2023 (" Admission") and that dealings in the Placing Shares on the main market of the London Stock Exchange will commence at the same time (or such later time and/or date as the Agent may agree with the Company). The  Placing is conditional upon, among other things, the Placing Agreement not being terminated in accordance with its terms.

Bookbuild
Following this Announcement, the Agent will today commence an accelerated bookbuilding process to determine demand for participation in the Placing by Placees (the "Bookbuild"). This Appendix 1 gives details of the terms and conditions of, and the mechanics of participation in, the Placing. No commissions will be paid to Placees or by Placees in respect of any Placing Shares. Members of the public are not entitled to participate.

The Agent and the Company shall be entitled to effect the Placing by such alternative method to the Bookbuild as they may, in their absolute discretion, determine.

Participation in, and principal terms of, the Placing

1.
The Agent is acting as agent for the Company in connection with the Placing.

2.
Participation in the Placing will only be available to persons who may lawfully be, and are, invited to participate by the Agent.

3.
The Bookbuild will be conducted on the basis of a single price per Placing Share payable to the Agent, as agent for and on behalf of the Company, by all Placees whose bids are successful (such price being the Placing Price). The final number of Placing Shares to be issued at the Placing Price will be determined by the Company (in consultation with the Agent) following completion of the Bookbuild and any discount to the market price of the Ordinary Shares will be determined in accordance with the Listing Rules of the FCA. The final number of Placing Shares to be issued at the Placing Price will be announced on a Regulatory Information Service ("RIS") following the completion of the Bookbuild.

4.
To bid in the Bookbuild, prospective Placees should communicate their bid by telephone or in writing to their usual sales contact at the Agent. Each bid should state the number of Placing Shares which the prospective Placee wishes to acquire at the Placing Price. Bids may be scaled down by the Agent on the basis referred to in paragraph 8 below.

5.
A bid in the Bookbuild will be made on the terms and subject to the conditions in this Appendix 1 and will be legally binding on the Placee on behalf of which it is made and, except with the Agent's consent, will not be capable of variation or revocation after the time at which it is submitted. Each Placee will have an immediate, separate, irrevocable and binding obligation, owed to the Agent, as agent for and on behalf of the Company, to pay it in cleared funds immediately on the settlement date, in accordance with the registration and settlement requirements set out below, an amount equal to the product of the Placing Price and the number of Placing Shares such Placee has agreed to subscribe for and the Company has agreed to allot.

6.
The Bookbuild is expected to close no later than 8.00 a.m. (London time) on 19 July 2023 but may be closed earlier or later at the discretion of the Agent and the Company. The Agent may, in agreement with the Company, accept bids that are received after the Bookbuild has closed.
7.
Each prospective Placee's allocation will be agreed between the Agent and the Company and will be confirmed orally or in writing (which can include email) by the Agent (as agent for and on behalf of the Company) following close of the Bookbuild and a trade confirmation will be despatched thereafter. This oral confirmation to such Placee will constitute an irrevocable legally binding commitment upon that person (who will at that point become a Placee) in favour of the Agent and the Company to acquire the number of Placing Shares allocated to it at the Placing Price on the terms and conditions set out in this Appendix 1 and in accordance with the Company's articles of association and each Placee will be deemed to have read and understood this Announcement (including Appendix 1) in its entirety. The terms of this Appendix 1 will be deemed incorporated by reference in the trade confirmation. All obligations under the Bookbuild and the Placing will be subject to fulfilment or, where applicable, waiver of the conditions referred to below under "Conditions of the Placing" and to the Placing not being terminated on the basis referred to below under "Right to terminate under the Placing Agreement". By participating in the Placing, each Placee will agree that its rights and obligations in respect of the Placing will terminate only in the circumstances described below and will not be capable of rescission or termination by the Placee after confirmation (oral or otherwise) by the Agent.
8.
The Agent may choose to accept bids, either in whole or in part, on the basis of allocations determined in agreement with the Company and may scale down any bids for this purpose on such basis as they may determine. The Agent may also, notwithstanding paragraphs 3 and 4 above, and subject to the prior consent of the Company, (i) allocate Placing Shares after the time of any initial allocation to any person submitting a bid after that time; and (ii) allocate Placing Shares after the Bookbuild has closed to any person submitting a bid after that time. The Company reserves the right (upon consultation with the Agent) to reduce or seek to increase the amount to be raised pursuant to the Placing, in its absolute discretion.
9.
Irrespective of the time at which a Placee's allocation pursuant to the Placing is confirmed, settlement for all Placing Shares to be acquired pursuant to the Placing will be required to be made at the same time, on the basis explained below under "Registration and settlement".
10.
Except as required by law or regulation, no press release or other announcement will be made by the Agent or the Company using the name of any Placee (or its agent), in its capacity as Placee (or agent), other than with such Placee's prior written consent.
11.
To the fullest extent permissible by law, none of the Agent, the Company or any of their respective affiliates or any of their respective directors, officers, partners, employees, advisers or agents (collectively, "Representatives") shall have any responsibility or liability to Placees (or to any other person whether acting on behalf of a Placee or otherwise). In particular, none of the Agent, the Company or any of their respective affiliates or any of their respective Representatives shall have any liability (including to the fullest extent permissible by law, any fiduciary duties) in respect of the conduct of the Placing or of such alternative method of effecting the Placing as the Agent and the Company may agree.

Conditions of the Placing

The Placing is conditional upon the Placing Agreement becoming unconditional and not having been terminated in accordance with its terms.

The obligations of the Agent under the Placing Agreement in respect of the placing of the Placing Shares are conditional upon, inter alia:

a)
a minimum of 47,500,000 Placing Shares being subscribed for by investors pursuant to the Placing;
b)
Admission occurring by no later than 8.00 a.m. on 24 July 2023 (or such later time or date the Agent may agree with the Company, being not later than 4 August 2023);
c)
the Company's warranties contained in the Placing Agreement (the "Warranties") being true and accurate and not misleading on and as at the date of the Placing Agreement and at all times up to Admission;
d)
the Company complying with its obligations and undertakings under the Placing Agreement so far as the same fall to be performed or satisfied on or prior to Admission;
e)
there not having occurred, since the date of the Placing Agreement and at any time prior to  Admission, any material adverse change; and
f)
no matter having arisen which might reasonably give be expected to give rise to an indemnity claim under the Placing Agreement.

The Agent has discretion to waive compliance with certain of the conditions and/or agree an extension in time for their satisfaction.

If: (a) any of the conditions contained in the Placing Agreement, including those described above, are not fulfilled (or, where permitted, waived or extended in writing by the Agent) or have become incapable of fulfilment on or before the date or time specified for the fulfilment thereof (or such later time and/or date as the Company and the Agent may agree); or (b) the Placing Agreement is terminated in the circumstances specified below, the Placing will not proceed and the Placees' rights and obligations hereunder in relation to the Placing Shares shall cease and terminate at such time and each Placee agrees that no claim can be made by the Placee in respect thereof. Any such extension or waiver will not affect Placees' commitments as set out in this Announcement.

By participating in the Placing each Placee agrees that neither the Agent nor any of its affiliates nor any of its Representatives shall have any liability to any Placee (or to any other person whether acting on behalf of a Placee or otherwise) in respect of any decision they may make as to whether or not to waive or to extend the time and/or the date for the satisfaction of any condition to the Placing nor for any decision they may make as to the satisfaction of any condition or in respect of the Placing generally, and by participating in the Placing each Placee agrees that any such decision is within the absolute discretion of the Agent.

Right to terminate under the Placing Agreement

The Agent, for itself in its capacity as agent, is entitled, in its absolute discretion acting in good faith and after consultation (to the extent reasonably practicable) with the Company, at any time before Admission, to terminate the Placing Agreement by giving notice to the Company if, amongst other things, (a) any of the conditions to the placing of the Placing Shares have not been satisfied or (where permitted) waived, (b) any of the Warranties are not or cease to be true and accurate or have become misleading in any material respect; (c) there has been a breach by the Company of any of its obligations or undertakings contained in the Placing Agreement; or (d) since the date of the Placing Agreement, there has been a material adverse change.

Upon such notice being given, such parties to the Placing Agreement shall be released and discharged (except for any liability arising before or in relation to such termination) from their respective obligations under or pursuant to the Placing Agreement, subject to certain exceptions.

By participating in the Placing, Placees agree that the exercise by the Agent of any right of termination or other discretion under the Placing Agreement shall be within the absolute discretion of  the Agent and that the Agent does not need to make any reference to, consult with, or seek consent from, Placees and that none of the Company or the Agent or any of their respective affiliates or any of their respective Representatives shall have any liability to Placees whatsoever in connection with any exercise or failure to exercise any right of termination or other discretion.

No prospectus

No offering document, admission document or prospectus has been or will be submitted to be approved by the FCA (or any other authority) or submitted to the London Stock Exchange in relation to the Placing or any of the Admissions and no such prospectus is required (in accordance with the UK Prospectus Regulation) to be published in the United Kingdom or any equivalent document in any other jurisdiction.

Placees' commitments will be made solely on the basis of their own assessment of the Company, the Placing Shares and the Placing based on information contained in this Announcement (including Appendix 1) released by the Company today and any information publicly announced to a RIS by or on behalf of the Company on or prior to the date of this Announcement and subject to the further terms set forth in the trade confirmation to be provided to individual prospective Placees.

Each Placee, by accepting a participation in the Placing, agrees that the content of this Announcement (including Appendix 1) and all other publicly available information previously and simultaneously published by the Company by notification to a RIS is exclusively the responsibility of the Company and confirms that it has neither received nor relied on any other information, representation, warranty, or statement made by or on behalf of the Company or Agent or any other person and none of the Company or Agent or any of their respective affiliates or any of their respective Representatives will be liable for any Placee's decision to participate in the Placing based on any other information, representation, warranty or statement which the Placee may have obtained or received. Each Placee acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of the Company in accepting a participation in the Placing. Nothing in this paragraph shall exclude or limit the liability of any person for fraudulent misrepresentation by that person.

Registration and settlement

Settlement of transactions in the Placing Shares following Admission, unless otherwise agreed, will take place within the CREST system, subject to certain exceptions. The Agent and the Company reserve the right to require settlement for and delivery of the Placing Shares (or a portion thereof) to Placees in certificated form if delivery or settlement is not possible or practicable within the CREST system or would not be consistent with the regulatory requirements in the Placee's jurisdiction.

Following the close of the Bookbuild, each Placee allocated Placing Shares in the Placing will be sent a trade confirmation stating the total number of Placing Shares to be allocated to it at the Placing Price and settlement instructions. Each Placee agrees that it will do all things necessary to ensure that delivery and payment is completed in accordance with the standing CREST or certificated settlement instructions that it has in place with the relevant Bank.

The Company will deliver the Placing Shares (at the applicable times) to a CREST account operated by the Agent as the Company's agent and the  Agent will enter its delivery (DEL) instruction into the CREST system. The input to CREST by a Placee of a matching or acceptance instruction will then allow delivery of the relevant Placing Shares to that Placee against payment at the applicable time.

It is expected that  settlement of the Placing Shares will be on 24 July 2023 on a T+3 basis on a delivery versus payment basis in accordance with the instructions set out in the trade confirmation. Interest is chargeable daily on payments not received from Placees on the due date in accordance with the arrangements set out above at the rate of two percentage points above SOFR as determined by the Agent.

Each Placee is deemed to agree that, if it does not comply with these obligations, the Agent (as agent for and on behalf of the Company) may sell any or all of the Placing Shares allocated to that Placee on such Placee's behalf and retain from the proceeds, for the Company's account and benefit, an amount equal to the aggregate amount owed by the Placee plus any interest due. The relevant Placee will, however, remain liable for any shortfall below the aggregate amount owed by it and may be required to bear any stamp duty or stamp duty reserve tax or other similar taxes (together with any interest or penalties) imposed in any jurisdiction which may arise upon the sale of such Placing Shares on such Placee's behalf. By communicating a bid for Placing Shares, each Placee confirms on the Agent all such authorities and powers necessary to carry out any such transaction and agrees to ratify and confirm all actions which the Agent lawfully take on such Placee's behalf.

If Placing Shares are to be delivered to a custodian or settlement agent, Placees should ensure that the trade confirmation is copied and delivered immediately to the relevant person within that organisation.

Insofar as Placing Shares are registered in a Placee's name or that of its nominee or in the name of any person for whom a Placee is contracting as agent or that of a nominee for such person, such Placing Shares should, subject as provided below, be so registered free from any liability to UK stamp duty or stamp duty reserve tax. If there are any other circumstances in which any stamp duty or stamp duty reserve tax (and/or any interest, fines or penalties relating thereto) is payable in respect of the allocation, allotment, issue or delivery of the Placing Shares (or for the avoidance of doubt if any stamp duty or stamp duty reserve tax is payable in connection with any subsequent transfer of or agreement to transfer Placing Shares), neither the Agent nor the Company shall be responsible for the payment thereof. Placees shall not be entitled to receive any fee or commission in connection with the Placing.

Representations and warranties and further terms

By submitting a bid and/or participating in the Bookbuild and Placing each prospective Placee (and any person acting on such Placee's behalf) irrevocably acknowledges, confirms, undertakes, represents, warrants and agrees (as the case may be) with each Agent and the Company, in each case as a fundamental term of its application for Placing Shares), the following:

1.
it has read and understood this Announcement, including this Appendix, in its entirety and that its participation in the Bookbuild and the Placing and its subscription for and purchase of Placing Shares is subject to and based upon all the terms, conditions, representations, warranties, indemnities, acknowledgements, agreements and undertakings and other information contained herein and undertakes not to redistribute or duplicate this Announcement and it has not relied on, and will not rely on, any other information given or any representations, warranties or statements made at any time by any person in connection with Admission, the Bookbuild, the Placing, the Company, the Placing Shares or otherwise;
2.
that no offering document, offering memorandum, admission document or prospectus has been or will be prepared in connection with the Placing or is required under the EU Prospectus Regulation or UK Prospectus Regulation and it has not received and will not receive a prospectus, offering memorandum, admission document or other offering document in connection with the Placing or the Placing Shares;
3.
(i) it has made its own assessment of the Company, the Placing Shares, the terms of the Bookbuild and the Placing based on this Announcement (including Appendix 1) and any information publicly announced to a Regulatory Information Service by or on behalf of the Company prior to the date of this Announcement (the "Publicly Available Information"); (ii) the Ordinary Shares are admitted to the standard listing segment of the Official List of the FCA and to trading on the London Stock Exchange's main market for listed securities and the Company is therefore required to publish certain business and financial information in accordance with the Market Abuse Regulation (EU) No.596/2014 ("MAR"), in the period up to and including 31 December 2020, and from 1 January 2021 in accordance with the UK version of the Market Abuse Regulation (EU) No.596/2014, which forms part of UK law by virtue of the European Union (Withdrawal) Act 2018) ("UK MAR") and the rules and practices of the London Stock Exchange (the "Exchange Information"), which includes a description of the nature of the Company's business, most recent balance sheet and profit and loss account, and similar statements for preceding years, and it has reviewed such Exchange Information as it has deemed necessary or that it is able to obtain or access the Exchange Information without undue difficulty; and (iii) it has had access to such financial and other information (including the business, financial condition, prospects, creditworthiness, status and affairs of the Company, the Placing and the Placing Shares, as well as the opportunity to ask questions) concerning the Company, the Bookbuild, the Placing and the Placing Shares as it has deemed necessary in connection with its own investment decision to acquire any of the Placing Shares and has satisfied itself that the information is still current and relied on that investigation for the purposes of its decision to participate in the Bookbuild and the Placing;
4.
that the content of this Announcement is exclusively the responsibility of the Company and that neither the Agent nor any of its affiliates nor any of their respective Representatives nor any person acting on their behalf has or shall have any responsibility or liability for any information, representation or statement contained in this Announcement or any information previously or subsequently published by or on behalf of the Company, including, without limitation, any Exchange Information, and will not be liable for any Placee's decision to participate in the Bookbuild and the Placing based on any information, representation or statement contained in this Announcement or any information previously published by or on behalf of the Company or otherwise. Each Placee further represents, warrants and agrees that the only information on which it is entitled to rely and on which such Placee has relied in committing itself to acquire the Placing Shares is contained in this Announcement and any Publicly Available Information including (without limitation) the Exchange Information, such information being all that it deems necessary and/or appropriate to make an investment decision in respect of the Placing Shares, and that it has neither received nor relied on any other information given or investigations, representations, warranties or statements made by the Agent or the Company or any of their respective affiliates or any of their respective Representatives or any person acting on their behalf and neither the Agent nor the Company nor any of their respective affiliates, nor any of their respective Representatives nor any person acting on their behalf will be liable for any Placee's decision to accept an invitation to participate in the Placing or the Bookbuild based on any other information, representation, warranty or statement. Each Placee further acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of the Company in deciding to participate in the Bookbuild and the Placing;
5.
(i) neither the Agent nor any of its affiliates nor any of their respective Representatives nor any person acting on their behalf have made any representations to it, express or implied, with respect to the Company,  the Bookbuild, the Placing and the Placing Shares or the accuracy, completeness or adequacy of the Publicly Available Information or the Exchange Information, and each of them expressly disclaims any liability in respect thereof; and (ii) it will not hold the Agent or any of its affiliates or any of their respective Representatives or any person acting on their behalf responsible for any misstatements in or omissions from the Publicly Available Information or the Exchange Information. Nothing in this paragraph or otherwise in this Announcement excludes the liability of any person for fraudulent misrepresentation made by that person;
6.
none of the Agent or the Company or any of their respective affiliates or any of their respective Representatives or any person acting on behalf of any of them has provided, and none of them will provide, to it any material regarding the Placing Shares or the Company or any other person other than this Announcement, nor has it requested that any of the Agent, the Company, any of their respective affiliates, any of their respective Representatives or any person acting on behalf of any of them to provide it with any such material;
7.
it understands, and each account it represents has been advised that, (i) the Placing Shares have not been and will not be registered under the Securities Act or with any regulatory authority of any state or other jurisdiction of the United States; (ii) the Placing Shares are being offered and sold only (a) to persons reasonably believed to be QIBs in transactions exempt from, the registration requirements of the Securities Act or (b) in an "offshore transaction" within the meaning of and pursuant to Regulation S under the Securities Act; (iii) the Placing Shares may only be reoffered or resold in transactions exempt from, or not subject to, the registration requirements of the Securities Act and no representation has been made as to the availability of any exemption under the Securities Act or any relevant state or other jurisdiction's securities laws for the reoffer, resale, pledge or transfer of the Placing Shares; and (iv) a prospectus will not be published in respect of any of the Placing Shares under the Securities Act or the securities laws of any state or other jurisdiction of the United States;
8.
it is not an affiliate (as defined in Rule 501(b) under the Securities Act) of the Company, and is not acting on behalf of an affiliate of the Company;
9.
the Placing Shares offered and sold in the United States are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and for so long as the Placing Shares are restricted securities, it will segregate such Placing Shares from any other shares in the Company that it holds that are not restricted securities, will not deposit the Placing Shares into any depositary receipt facility maintained by any depositary bank in respect of the Company's ordinary shares and will notify any subsequent transferee of such Placing Shares of the applicable transfer restrictions;
10.
it will not distribute, forward, transfer or otherwise transmit this Announcement or any other materials concerning the Placing (including any electronic copies thereof), in or into the United States (including electronic copies thereof) to any person, and it has not distributed, forwarded, transferred or otherwise transmitted any such materials to any person;
11.
it is not, and at the time the Placing Shares are acquired, neither it nor the beneficial owner of the Placing Shares will be, a resident of Australia, Canada, Japan or South Africa and further acknowledges that the Placing Shares have not been and will not be registered under the securities legislation of Australia, Canada, Japan or South Africa and, subject to certain exceptions, may not be offered, sold, transferred, delivered or distributed, directly or indirectly, in or into those jurisdictions;
12.
if it received any "inside information" as defined in the UK MAR concerning the Company or its shares or other securities or related financial instruments in advance of the Placing, it has not (i) dealt in the securities of the Company; (ii) encouraged or required another person to deal in the securities of the Company; or (iii) disclosed such information to any person except as permitted by UK MAR, prior to the information being made publicly available;
13.
it has complied with its obligations under the Criminal Justice Act 1993, MAR, UK MAR, any delegating acts, implementing acts, technical standards and guidelines and Section 118 of FSMA thereunder, and in connection with money laundering and terrorist financing under the Proceeds of Crime Act 2002 (as amended), the Terrorism Act 2000 (as amended), the Terrorism Act 2006, and the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (as amended) (the "Regulations") and the Money Laundering Sourcebook of the FCA and, if making payment on behalf of a third party, that satisfactory evidence has been obtained and recorded by it to verify the identity of the third party as required by the Regulations. If within a reasonable time after a request for verification of identity, the Agent has not received such satisfactory evidence, the Agent may, at its absolute discretion, terminate the Placee's Placing participation in which event all funds delivered by the Placee to the Agent will be returned without interest to the account of the drawee bank or CREST account from which they were originally debited;
14.
if it is in the United Kingdom it is a Relevant Person and if it is in a member state of the EEA it is a Qualified Investor and undertakes that it will subscribe for, hold, manage or dispose of any Placing Shares that are allocated to it for the purposes of its business;
15.
it understands that any investment or investment activity to which this Announcement relates is available only to Relevant Persons in the United Kingdom and Qualified Investors in a member state of the EEA and will be engaged in only with Relevant Persons in the United Kingdom and Qualified Investors in a member state of the EEA, and further understands that this Announcement must not be acted on or relied on by persons who are not Relevant Persons in the United Kingdom and Qualified Investors in a member state of the EEA;
16.
if it is a financial intermediary, as that term is used in Article 5(1) of the EU Prospectus Regulation and Article 5(1) of the UK Prospectus Regulation, that the Placing Shares subscribed for by it in the Placing will not be subscribed for on a non-discretionary basis on behalf of, nor will they be subscribed for with a view to their offer or resale to, persons in a member state of the EEA other than Qualified Investors or persons in the UK other than Relevant Persons, or in circumstances in which the prior consent of the Agent has been given to the proposed offer or resale;
17.
that it has not offered or sold and will not offer or sell any Placing Shares to persons in the United Kingdom, except to Relevant Persons or otherwise in circumstances which have not resulted and which will not result in an offer to the public in the United Kingdom within the meaning of section 85(1) of the FSMA;
18.
that any offer of Placing Shares may only be directed at persons in member states of the EEA who are Qualified Investors and represents, warrants and undertakes that it has not offered or sold and will not offer or sell any Placing Shares to persons in the EEA prior to Admission except to Qualified Investors or otherwise in circumstances which have not resulted in and which will not result in an offer to the public in any member state of the EEA within the meaning of the EU Prospectus Regulation;
19.
it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) relating to the Placing Shares in circumstances in which section 21(1) of FSMA does not require approval of the communication by an authorised person;
20.
it has complied and will comply with all applicable laws (including all relevant provisions of FSMA) with respect to anything done by it in relation to the Placing Shares;
21.
if in the United Kingdom, it is a Qualified Investor within the meaning of Article 2(e) of the UK Prospectus Regulation and is also a person (i) having professional experience in matters relating to investments and who falls within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order"); or (ii) who falls within Article 49(2)(a) to (d) of the Order; or (iii) to whom this Announcement may otherwise lawfully be communicated;
22.
if it is in a member state of the EEA, it is a Qualified Investor;
23.
if in the United Kingdom, unless otherwise agreed by the Agent, it is a "professional client" or an "eligible counterparty" within the meaning of Chapter 3 of the FCA's Conduct of Business Sourcebook and it is acquiring Placing Shares for investment only and not with a view to resale or distribution;
24.
no action has been or will be taken by either the Company or the Agent or any person acting on behalf of the Company or the Agent that would, or is intended to, permit a public offer of the Placing Shares in any country or jurisdiction where any such action for that purpose is required;
25.
neither it, nor the person specified by it for registration as holder of Placing Shares is, or is acting as nominee or agent for, and the Placing Shares will not be allotted to, a person who is or may be liable to stamp duty reserve tax under any of sections 67, 70, 93 and 96 of the Finance Act 1986 (depository receipts and clearance services) and the Placing Shares are not being acquired in connection with arrangements to issue depository receipts or to issue or transfer Placing Shares into a clearance system;
26.
(i) it is acting as principal in respect of the Placing and has the power and authority to carry on the activities in which it is engaged, to subscribe for Placing Shares and to execute and deliver all documents necessary for such subscription; and/or (ii) if it is acting for any other person (A) it is duly authorised to do so and has full power to make the acknowledgments, representations, undertakings and agreements and give the indemnities herein on behalf of each such person; and (B) it is and will remain liable to the Company and/or the Agent for the performance of all its obligations as a Placee in respect of the Placing (regardless of the fact that it is acting for another person). Each Placee agrees that the provisions of this paragraph shall survive the resale of the Placing Shares by or on behalf of any person for whom it is acting;
27.
if it is a pension fund or investment company, its acquisition of Placing Shares is in full compliance with applicable laws and regulations;
28.
(i) it and any person acting on its behalf is entitled to subscribe for the Placing Shares under the laws of all relevant jurisdictions which apply to it; (ii) it has paid any issue, transfer or other taxes due in connection with its participation in any territory; (iii) it has fully observed such laws and obtained all such governmental and other guarantees, permits, authorisations, approvals and consents which may be required thereunder and complied with all necessary formalities and that it has not taken any action or omitted to take any action which will or may result in the Agent or the Company or any of their respective affiliates or any of their respective Representatives acting in breach of the legal or regulatory requirements of any jurisdiction in connection with the Placing; and (iv) the subscription of the Placing Shares by it or any person acting on its behalf will be in compliance with applicable laws and regulations in the jurisdiction of its residence, the residence of the Company, or otherwise;
29.
it (and any person acting on its behalf) has the funds available to pay for, and has all necessary capacity and has obtained all necessary consents and authorities to enable it to commit to its participation in the Placing and to perform its obligations in relation thereto (including, without limitation, in the case of any person on whose behalf it is acting, all necessary consents and authorities to agree to the terms set out or referred to in this Announcement) and will honour such obligations;
30.
it (and any person acting on its behalf) will make payment for the Placing Shares allocated to it in accordance with the terms and conditions of this Announcement (including Appendix 1), on the due time and date set out herein, failing which the relevant Placing Shares may be placed with other persons or sold as the Agent may in its absolute discretion determine and without liability to such Placee, and it will remain liable for any amount by which the net proceeds of such sale falls short of the product of the Placing Price and the number of Placing Shares allocated to it and may be required to bear any stamp duty or stamp duty reserve tax or other similar taxes (together with any interest or penalties due pursuant to the terms set out or referred to in this Announcement) which may arise upon the sale of such Placee's Placing Shares on its behalf;
31.
its allocation (if any) of Placing Shares will represent a maximum number of Placing Shares which it will be entitled, and required, to acquire, and that the Agent or the Company may call upon it to acquire a lower number of Placing Shares (if any), but in no event in aggregate more than the aforementioned maximum;
32.
the person whom it specifies for registration as holder of the Placing Shares will be (i) itself or (ii) its nominee, as the case may be. Neither the Agent nor the Company will be responsible for any liability to stamp duty or stamp duty reserve tax or other similar taxes resulting from a failure to observe this requirement. Each Placee and any person acting on behalf of such Placee agrees to indemnify and hold harmless the Company, the Agent, their respective affiliates and any of their respective Representatives in respect of the same on an after-tax basis on the basis that the Placing Shares will be allotted to the CREST stock account of the Agent who will hold them as nominee on behalf of such Placee until settlement in accordance with its standing settlement instructions;
33.
the Placing does not constitute a recommendation or financial product advice and the Agent have not had regard to its particular objectives, financial situation and needs;
34.
none of the Agent, any of its affiliates, any of their respective Representatives or any person acting on behalf of any of them, is making any recommendations to it or, advising it regarding the suitability of any transactions it may enter into in connection with the Placing and that participation in the Placing is on the basis that it is not and will not be a client of  the Agent and that the Agent does not have any duties or responsibilities to it for providing the protections afforded to its clients or customers or for providing advice in relation to the Placing or in respect of any representations, warranties, undertakings or indemnities contained in the Placing Agreement or for the exercise or performance of any of their rights and obligations thereunder including any rights to waive or vary any conditions or exercise any termination right;
35.
that in making any decision to acquire the Placing Shares (i) it has such knowledge, sophistication and experience in financial, business and international investment matters as is required to evaluate the merits and risks of subscribing for or acquiring the Placing Shares, (ii) it is experienced in investing in securities of this nature in this sector and is aware that it may be required to bear, and is able to bear, the economic risk of participating in, and is able to sustain a complete loss in connection with, the Placing, (iii) it has relied on its own examination, due diligence and analysis of the Company and its affiliates taken as a whole, including the markets in which the Company and its affiliates operate, and the terms of the Placing, including the merits and risks involved and not upon any view expressed or information provided by or on behalf of the Agent, (iv) it has had sufficient time and access to information to consider and conduct its own investigation with respect to the offer and purchase of the Placing Shares, including the legal, regulatory, tax, business, currency and other economic and financial considerations relevant to such investment and has so conducted its own investigation to the extent it deems necessary to enable it to make an informed and intelligent decision with respect to making an investment in the Placing Shares, (v) it is aware and understands that an investment in the Placing Shares involves a considerable degree of risk and (vi) it will not look to the Company, the Agent, any of their respective affiliates, any of their respective Representatives or any person acting on their behalf for all or part of any such loss or losses it or they may suffer;
36.
in connection with the Placing, the Agent and any of its affiliates or their respective Representatives acting as an investor for its own account may take up a portion of the Placing Shares and in that capacity may acquire, retain, purchase or sell for its own account such Placing Shares in the Company and any securities of the Company or related investments and may offer or sell such securities or other investments otherwise than in connection with the Placing. Accordingly, references in this Announcement to shares being issued, offered or placed should be read as including any issue, offering or placement of such shares in the Company to the Agent or its affiliates or their respective Representatives acting in such capacity. In addition the Agent may enter into financing arrangements and swaps with investors in connection with which the Agent may from time to time acquire, hold or dispose of such securities of the Company, including the Placing Shares. The Agent does not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so;
37.
it acknowledges that it irrevocably appoints any director or authorised signatories of the Agent  as its agent for the purposes of executing and delivering to the Company and/or its registrars any documents on its behalf necessary to enable it to be registered as the holder of any of the Placing Shares agreed to be taken up by it under the Placing;
38.
its commitment to acquire the Placing Shares on the terms set out herein and in the trade confirmation will continue notwithstanding any amendment that may in future be made to the terms and conditions of the Placing and Placees will have no right to be consulted or require that their consent be obtained with respect to the Company's or the Agent's conduct of the Placing or Bookbuild;
39.
the terms and conditions and any agreements entered into by it pursuant to these terms and conditions and any non-contractual obligations arising out of or in connection with such agreements shall be governed by and construed in accordance with the laws of England and it submits (on behalf of itself and on behalf of any person on whose behalf it is acting) to the exclusive jurisdiction of the English courts as regards any claim, dispute or matter arising out of any such agreements and such non-contractual obligations, except that enforcement proceedings in respect of the obligation to make payment for the Placing Shares (together with any interest chargeable thereon) may be taken by the Company or the Agent in any jurisdiction in which the relevant Placee is incorporated or in which any of its securities have a quotation on a recognised stock exchange;
40.
it will indemnify on an after-tax basis and hold each of the Company and the Agent and their respective affiliates and their respective Representatives harmless from any and all costs, claims, liabilities and expenses (including legal fees and expenses) arising out of, directly or indirectly, or in connection with any breach of the representations, warranties, acknowledgements, agreements and undertakings in this Appendix 1 and further agrees that the provisions of this Appendix 1 shall survive after completion of the Placing;
41.
neither the Company nor the Agent owes any fiduciary or other duties to any Placee in respect of any acknowledgements, confirmations, undertakings, representations, warranties or indemnities in the Placing Agreement; and
42.
the Company, the Agent and their respective affiliates and their respective Representatives and others will rely upon the truth and accuracy of the representations, warranties, acknowledgements, indemnities, undertakings and agreements set forth herein and which are given to the Agent and the Company (for their own benefit and, where relevant, the benefit of their respective affiliates and any person acting on their behalf) and are irrevocable and it irrevocably authorises the Company and the Agent to produce this Announcement, pursuant to, in connection with, or as may be required by any applicable law or regulation, administrative or legal proceeding or official inquiry with respect to the matters set forth herein. It agrees that if any of the acknowledgements, representations, warranties, undertakings and agreements made in connection with its subscribing and/or acquiring of Placing Shares is no longer accurate, it shall promptly notify the Company and the Agent.

Each Placee not acquiring the Placing Shares in an "offshore transaction" pursuant to Regulation S (each a "US Placee") shall make specific representations, warranties, agreements and acknowledgements pursuant to a US investor representation letter. Each US Placee acknowledges that it will not be permitted to purchase, subscribe for or otherwise take up Placing Shares unless it has signed and returned such representation letter in accordance with the terms thereof.

Please also note that the agreement to allot and issue Placing Shares to Placees (or the persons for whom Placees are contracting as agent) free of stamp duty and stamp duty reserve tax relates only to their allotment and issue to Placees, or such persons as they nominate as their agents, direct from the Company for the Placing Shares in question. Such agreement is subject to the representations, warranties and further terms above and assumes and is based on the warranty and representation from each Placee that the Placing Shares are not being subscribed for in connection with arrangements to issue depositary receipts or to issue or transfer the Placing Shares into a clearance service. If there are any such arrangements, or the settlement relates to any other dealing in the Placing Shares, stamp duty or stamp duty reserve tax or other similar taxes may be payable, for which neither the Company nor the Agent will be responsible and each Placee shall indemnify on an after-tax basis and hold harmless the Company and the Agent and their respective affiliates and their respective Representatives for any stamp duty or stamp duty reserve tax paid by them in respect of any such arrangements or dealings. If this is the case, each Placee should seek its own advice and notify the Agent accordingly.

Neither the Company nor the Agent is liable to bear any capital duty, stamp duty and all other stamp, issue, securities, transfer, registration, documentary or other duties or taxes (including any interest, fines or penalties relating thereto) payable in or outside the United Kingdom by any Placee or any other person on a Placee's acquisition of any Placing Shares or the agreement by a Placee to acquire any Placing Shares. Each Placee agrees to indemnify on an after-tax basis and hold harmless the Company, the Agent, their respective affiliates and their respective Representatives from any and all such stamp, issue, securities, transfer, registration, documentary or other duties or taxes (including interest, fines or penalties relating thereto). Each Placee should seek its own advice as to whether any of the above tax liabilities arise and notify the Agent accordingly.

In this Announcement, "after-tax basis" means in relation to any payment made to the Company or the Agent or their respective affiliates or their respective Representatives pursuant to this Announcement where the payment (or any part thereof) is chargeable to any tax, a basis such that the amount so payable shall be increased so as to ensure that after taking into account any tax chargeable (or which would be chargeable but for the availability of any relief unrelated to the loss, damage, cost, charge, expense or liability against which the indemnity is given on such amount (including on the increased amount) there shall remain a sum equal to the amount that would otherwise have been so payable.

Each Placee, and any person acting on behalf of each Placee, acknowledges and agrees that the Agent and/or any of its affiliates and/or any of their respective Representatives may, at their absolute discretion, agree to become a Placee in respect of some or all of the Placing Shares. Each Placee acknowledges and is aware that the Agent is receiving a fee in connection with its role in respect of the Placing as detailed in the Placing Agreement.

When a Placee or person acting on behalf of the Placee is dealing with the Agent, any money held in an account with the Agent on behalf of the Placee and/or any person acting on behalf of the Placee will not be treated as client money within the meaning of the rules and regulations of the FCA made under FSMA. The Placee acknowledges that the money will not be subject to the protections conferred by the client money rules; as a consequence, this money will not be segregated from the Agent's money in accordance with the client money rules and will be used by the Agent in the course of its own business; and the Placee will rank only as a general creditor of the Agent.

All times and dates in this Announcement may be subject to amendment by the Agent and the Company (in their absolute discretion). The Agent shall notify the Placees and any person acting on behalf of the Placees of any changes.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

The rights and remedies of the Agent and the Company under these terms and conditions are in addition to any rights and remedies which would otherwise be available to each of them and the exercise or partial exercise of one will not prevent the exercise of others.

Forward Looking Statements

This Announcement contains inside information and includes forward-looking statements which reflect the Company's current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future, including the risk that the Company may not receive the benefits contemplated by its transactions with Galaxy, the Company may be unable to secure sufficient additional financing to meet its operating needs, and the Company may not generate sufficient working capital to fund its operations for the next twelve months as contemplated. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this Announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this Announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

Exchange Rates

For the convenience of the reader, in this Announcement, unless otherwise indicated, translations from pound sterling into U.S. dollars were made at the rate of £1.00 to $1.3055 Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of pound sterling at the dates indicated or any other date.

No incorporation of website information

Information contained on the Company's website (or any other website) or the contents of any website accessible from hyperlinks on the Company's website (or any other website) are not incorporated into and do not form part of this Announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 July, 2023	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer By: /s/ Davis Zapffe Name: Davis Zapffe Title: General Counsel